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                             September 2, 2021

       Raid Chalil
       Chief Executive Officer
       Tipmefast, Inc.
       HaShnura St 1
       ZihronYa   akow, Israel

                                                        Re: Tipmefast, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 25,
2021
                                                            File No. 333-222880

       Dear Mr. Chalil:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

       Amendment No. 2 to Form S-1 filed August 25, 2021

       General

   1. We note your response to comment 1, however your disclosure continues to state that "[t]he
Shareholders will sell the common stock being registered in this offering at a fixed price of $0.005
per share, until the securities are quoted on the OTC
                                                        PINKSHEETS listed on an
exchange and thereafter at prevailing market prices or
                                                        privately negotiated
prices" (emphasis added). Please note that the OTC Pink Market is not an established
public trading market into which a selling stockholder may offer and sell shares at other
than a fixed price. Accordingly, pleas revise your cover page disclosure, and make
corresponding changes elsewhere in the prospectus, to disclose that shares will be sold at
a fixed price until your shares are listed on a national securities
 Raid Chalil
Tipmefast, Inc.
September 2, 2021
Page 2
         exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Your disclosure should not indicate that the securities will be sold at prevailing market prices after the securities are quoted on the OTC Pink
         Market. Please refer to Item 501(b)(3) of Regulation S-K. As a related matter, please have counsel revise the legal opinion to remove similar disclosure referencing the OTC Pink
         Sheets.
2. Please update your financial statements and related disclosures as required under Rule 8-
         08 of Regulation S-X.
       You may contact Jennifer L pez at 202-551-3792 or Dietrich King at 202-551-8071 with any questions



FirstName LastNameRaid Chalil                                 Sincerely,
Comapany NameTipmefast, Inc.
                                                              Division of
Corporation Finance
September 2, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName